

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 24, 2009

Mr. Steve Rudish
President, Chief Executive Officer
Executive English Institute, Inc.
5453 Beach Pine Street
Las Vegas, NV 89130

> **Re:** **Executive English Institute, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed on July 17, 2009**
> **File No. 333-158528**

Dear Mr. Rudish:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Age of Financial Statements

1. Please update the financial statements and other financial information to include the interim period ended May 31, 2009, as required by Rule 8-08 of Regulation S-X.

Use of Proceeds, page 15

2. We note your response to our prior comment one in our letter dated July 8, 2009. Also, we note the added disclosure in the table reflecting the allocation of net proceeds from the offering. However, the amounts provided in this table exceed your net proceeds ($58,984.28 v. $62,484.28). Please reconcile the amounts provided in this section. In addition, revise your disclosure following the table to coincide with the disclosure in the table.

3.   We note your response to our prior comment three in our letter dated July 8, 2009. Yet we still note inconsistencies in your registration statement related to how long only raising the minimum will allow the company to operate (6 months v. 1 year?).

List of Selling Shareholders, page 18

4.   Please delete the date above the table and confirm that the table has been updated through the date of the most recent amendment to the registration statement.

Business, page 20

5.   Please expand your disclosure on page 23 to discuss the concepts and other intellectual property developed by Mr. Rudish. Briefly describe how these concepts will help Executive English Institute, Inc. carry out its business plan. In addition, clarify how "third party service providers" will help develop these concepts.

Securities Ownership of Certain Beneficial Owners and Management, page 25

6.   We note the date of the table is as of January 31, 2009. Please provide as of a more recent date. Refer to Item 403 of Regulation S-K.

Interests of Named Experts and Counsel, page 31

7.   Your reference to Item 509 of Regulation S-B is incorrect. Revise your disclosure to reflect the definition of an "expert" as defined in Item 509 of Regulation S-K.

Note B. Private Placement, page F-12

8.   We note your response to prior comment nine in our letter dated July 8, 2009; however it does not appear that any change has been made to the document. The disclosure on page F-12 indicates that you undertook a private placement in December 2008, offering two million shares at a price of $0.005 per share. However, you disclose an issuance in December of 2008 of 15 million shares at a price of $0.001. Please revise to correct this inconsistency.

Exhibit 99.B

9.   We note your response to our prior comment 10 in our letter dated July 8, 2009. However, we note you did not furnish the revised questionnaire as an exhibit to your registration statement. Please furnish the exhibit in a subsequent amendment so that we may review it.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

                Sincerely,

                Larry Spirgel
                Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753